

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2009

Donald J. Hinson
Senior Vice President and
Chief Financial Officer
Heritage Financial Corporation
201 Fifth Avenue SW
Olympia, Washington 98501

> **Re:** **Heritage Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **Form 8-K filed April 30, 2009**
> **File No. 000-29480**

Dear Mr. Hinson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Mark Webb
Legal Branch Chief